UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

(Report No. 2)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On June 20, 2022, Brenmiller Energy Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders (the “EGM”). Only shareholders of record as of the close of business on May 19, 2022, the record date for the EGM, were entitled to vote at the EGM.

At the EGM, a quorum was present and the Company’s shareholders approved the reelection of Ms. Nava Swersky Sofer as an external director of the Company for a three year term from June 16, 2022. The reelection of Ms. Nava Swersky Sofer was the sole agenda item at the EGM. The Company’s shareholders approved this item by a special majority of the votes cast, as required under the Company’s Articles of Association and section 239(b) of the Israeli Companies Law 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 21, 2022	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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